Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Nicole Simon
NSimon@stradley.com
215.564.8001

August 15, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Anu Dubey

Re:	USQ Core Real Estate Fund
File Nos. 333-217181 and 811-23219

Dear Ms. Dubey:

On behalf of the USQ Core Real Estate Fund (the "Fund"), set forth below are the Fund's responses to oral comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission ("SEC") in telephone conversations on July 11, July 14 and July 17, 2017, regarding the Fund's Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (the "Registration Statement") and the related correspondence filed in connection therewith (the "Previous Correspondence").  For your convenience, a summary of the Staff's comments is numbered and presented in bold text below, and each comment is followed by the Fund's response.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

Comments Relating to the Previous Correspondence

1.
Comment:  In response to Comment #3 in the Previous Correspondence, the Fund indicated that it may include disclosure relating to the performance of the NFI-ODCE Index in the Fund's shareholder reports.  It is the Staff's position that it would not be appropriate to use the NFI-ODCE Index as the

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A Pennsylvania Limited Liability Partnership

Ms. Anu Dubey
U.S. Securities and Exchange Commission
August 15, 2017

Fund's primary benchmark.  See Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Release No. 19382 (Apr. 20, 1993)(amending Form N-1A disclosure requirements for open-end management investment companies).  Please confirm that, to the extent that the Fund compares its performance to the NFI-ODCE Index in its shareholder reports, it will present the performance of the NFI-ODCE Index below the performance of an appropriate broad-based securities market index.

Response:  As a closed-end management investment company, the Fund notes that it does not have an obligation to compare its performance to a benchmark index.  However, to the extent that the Fund does compare its performance to the NFI-ODCE Index in its shareholder reports, it will show the NFI-ODCE Index performance below the performance of an appropriate broad-based securities market index.

2.
Comment:  In response to Comment #3 in the Previous Correspondence, the Fund indicated that the NFI-ODCE Index defines "open-end funds" not as open-end management investment companies registered under the Investment Company Act of 1940 ("1940 Act"), but instead as "infinite-life vehicles consisting of multiple investors who have the ability to enter or exit the fund on a periodic basis, subject to contribution and/or redemption requests, thereby providing a degree of potential investment liquidity."  Please add this description to the Fund's prospectus.

Response: The Fund's prospectus has been revised to include this description.

3.
Comment:  The Staff reissues Comment #7 from the Previous Correspondence.  The seventh sentence under "Summary of Investment Strategy" in the Fund's prospectus states that, for purposes of its 80% investment policy, the Fund may also invest in real estate-linked derivative instruments. Please disclose that the Fund will value derivatives based on market value for this purpose. See Rule 35d-1(a)(2)(i). See also Section 2(a)(41) of the 1940 Act.

Response:  The disclosure has been revised to state that for purposes of monitoring compliance with the Fund's 80% policy, derivative instruments will be valued at their market value, or in cases where market value is not available, at fair value, as determined in accordance with the valuation policies and procedures adopted by the Fund's board of trustees.

Ms. Anu Dubey
U.S. Securities and Exchange Commission
August 15, 2017

Comments Relating to the Fund's Prospectus
4.
Comment:  On page 3 of the Fund's prospectus, the Fund added a new mortgage-backed securities ("MBS") risk factor in response to the Staff's previous comment.  If the Fund intends to invest in equity or junior tranches of MBS, please add corresponding risks of investing in equity or junior tranches of MBS to the general MBS risk factor.

Response: The disclosure has been revised to address the risks of investing in equity or junior tranches of MBS.

5.
Comment: The Fund's prospectus states that under normal conditions, the Fund will invest between 70% and 90% of the its total assets in a concentrated portfolio of "core" Private Investment Funds included in the NFI-ODCE Index.  Please confirm supplementally to the Staff the typical number of Private Investment Funds relying on Sections 3(c)(1), 3(c)(5) or 3(c)(7) of the Investment Company Act of 1940 (the "1940 Act") in which the Fund expects to be invested under normal market conditions.  In addition, please confirm supplementally to the Staff the minimum number of Private Investment Funds relying on Sections 3(c)(1), 3(c)(5) or 3(c)(7) of the 1940 Act in which the Fund will be invested at any given time.

Response:  Under normal market conditions, the Fund expects to be typically invested in approximately 11 Private Investment Funds, a number which may increase over time as the Fund's total assets increase.  The Fund does not believe it would be appropriate to mandate an absolute minimum number of Private Investment Funds in which it will be invested as at any given time, particularly because the Fund is not limited to investing only in Private Investment Funds.  In addition to Private Investment Funds, the Fund may also invest directly in other "real estate securities," as that term is defined in the Fund's prospectus.  The Fund represents, however, that it intends to comply with the diversification requirements of Subchapter M of the Internal Revenue Code.

6.
Comment: Please limit the Fund's investment in Private Investment Funds that would be investment companies under the 1940 Act but for the exemptions provided by Sections 3(c)(1) or 3(c)(7) of the 1940 Act to 15% of the Fund's total assets.

Response:  The Fund has revised its disclosure to reflect that the Fund will not invest more than 15% of its total assets in private investment funds that would be investment companies under the 1940 Act but for the exemptions provided by Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

Ms. Anu Dubey
U.S. Securities and Exchange Commission
August 15, 2017

7.
Comment:  On pages 22-23 of the Fund's prospectus, the Fund indicates that the Adviser's Investment Committee, comprised of three individuals, has various responsibilities relating to the investment policies and strategies of the Fund. However, only Mr. Miller is listed as a portfolio manager.  If the description in the Fund's prospectus regarding the responsibilities of the Investment Committee is accurate, the Staff believes that all three individuals comprising the Investment Committee should be listed as portfolio managers of the Fund.  See Disclosure Regarding Portfolio Managers of Registered Management Investment Companies, Investment Company Act Release No. 26533, at Section II.A. (Aug. 23, 2004) (noting a focus on identifying individuals who have decision-making authority over a fund's investments).

Response:  The Fund's disclosure has been revised to clarify the role of the Adviser's Investment Committee, which does not have ultimate decision-making authority over the Fund's investment allocations or specific investments.  These ultimate allocation and investment decisions are solely the responsibility of the Fund's portfolio manager, as described in the Fund's revised prospectus.

8.
Comment:  On page 31 of the Fund's prospectus, the disclosure refers to a dividend reinvestment program ("DRIP").  Please confirm that all DRIP expenses are disclosed in the fee table as a separate line item, as required by Instructions 4 and 5 to Item 3 of Form N-2.  Only brokerage expenses may be omitted from the fee table.  If the Fund utilizes a DRIP agent that charges a transaction fee, the fee should be reflected in the fee table.  See, e.g., OFS Capital Corp., Pre-Effective Amendment No. 1 to Registration Statement (Form N-2/A, at 9) (June 15, 2017).

Response:  The Fund confirms that, to the extent it will incur DRIP expenses other than brokerage charges, they will be disclosed in the fee table as a separate line item.  However, the Fund does not expect shareholders to incur such charges.  The Fund does not anticipate utilizing a DRIP agent that will charge a transaction fee.

9.
Comment:  The Staff notes that the Fund's initial audited financial statements (i.e., seed financials) are not yet included in the Fund's Registration Statement.  When those are included, along with the required consent and opinion of the Fund's independent registered public accounting firm, the Staff may have further comments.

Response: The Fund acknowledges the Staff's comment.

10.
Comment: In the "Summary of Fund Expenses" section of the Fund's prospectus, the expense table reflects that Acquired Fund Fees and Expenses, which are based on estimated amounts for the initial fiscal year, are 0.02%.

Ms. Anu Dubey
U.S. Securities and Exchange Commission
August 15, 2017

Please represent to the Staff that if any assumptions used to compute this estimate change materially over time, the Fund's prospectus will be supplemented accordingly.

Response: The Fund hereby confirms that if any assumptions used to compute this estimate change materially over time, the Fund's prospectus will be supplemented accordingly.

11.
Comment:  In the "Summary of Fund Expenses" section of the Fund's prospectus, footnote 6 to the expense table states, "The Adviser has contractually agreed through [_____], 2018, to waive its advisory fees and/or assume expenses otherwise payable by the Fund to the extent necessary to ensure that Total Annual Fund Operating Expenses (excluding taxes, interest, trading costs, acquired fund fees and expenses, Rule 12b-1 fees, and shareholder servicing expenses) do not exceed [ 0.95 ]% of average daily net assets…"  Please confirm whether this cap will apply to both Class I and Class IS shares.  If it will apply to Class IS shares, it appears that the 0.25% Distribution Fee is being excluded from the cap.  If so, please clarify the description in the footnote to make this clear.

Response: The Fund confirms that this cap, which has been lowered from 0.95% to 0.85%, will apply to both Class I and Class IS shares, and that the 0.25% distribution fee will be excluded from the cap.  Footnote 6 to the expense table has revised to clarify these points.

*  *  *  *  *

Please do not hesitate to contact me, at (215) 564-8001, or Prufesh R. Modhera, at (202) 419-8417, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Nicole Simon
Nicole Simon

cc:	Prufesh R. Modhera
S. Timothy Grugeon
Keith Downing